Exhibit 99.1

ResourcesDirect
AGL Resources Inc.
Direct Stock Purchase and Dividend Reinvestment Plan
Enrollment Form

Please check only one box below (:). If you do not check any box, then FULL DIVIDEND REINVESTMENT will be assumed.

□ FULL DIVIDEND REINVESTMENT: Reinvest all dividends for this account.
□ PARTIAL DIVIDEND REINVESTMENT: Send any dividends in cash on _________* whole shares and reinvest any remaining dividends.
* Cannot be greater than the total number of certificated and/or book-entry shares that may hereafter be registered in your name.
□ ALL CASH (NO DIVIDEND REINVESTMENT): All dividends will be paid in cash.

____________________ Signature(s) of registered owner(s) - all registered owners MUST sign	____________________ Date	By signing this form, I acknowledge that I have received and read the Plan prospectus and agree to abide by the terms and conditions of the Plan.

Detach Form Here

PLEASE READ CAREFULLY BEFORE SIGNING.
TEAR ALONG THE PERFORATION AND RETURN THE TOP PORTION TO COMPUTERSHARE IN THE ENVELOPE PROVIDED.
KEEP THE BOTTOM PORTION FOR YOUR REFERENCE.

ResourcesDirect
AGL Resources Inc.
Direct Stock Purchase and Dividend Reinvestment Plan

DIVIDEND PARTICIPATION OPTIONS

FULL DIVIDEND REINVESTMENT - The dividends on all of your AGL Resources shares, including shares credited to your account under the Plan, will be reinvested to purchase additional shares. You may also invest by making optional cash payments of at least $50 and up to an annual maximum of $250,000.

PARTIAL DIVIDEND REINVESTMENT - The dividends on less than all of your AGL Resources shares may be reinvested in the Plan. For example, if you own 300 shares and want to receive cash dividends on 100 shares, check the “Partial Dividend Reinvestment” box and write 100 on the blank line. (The cash dividends you wish to receive must be on whole shares.) Dividends on the remaining 200 shares will be reinvested to purchase additional shares. You may also invest by making optional cash payments of at least $50 and up to an annual maximum of $250,000.

ALL CASH (NO DIVIDEND REINVESTMENT) - Dividends on all of your AGL Resources shares, including any shares credited to your account under the Plan, will be paid to you in cash. You may make optional cash payments of at least $50 and up to an annual maximum of $250,000 without reinvesting dividends on your shares. Any shares purchased with optional cash payments will be credited to your account under the Plan.

QUESTIONS - For information about the Plan, you may access your account at www.computershare.com/equiserve, call Computershare at 1-800-633-4236, or write to AGL Resources Shareholder Services, c/o Computershare, P.O. Box 43078, Providence, RI 02940-3078.

Your participation in the Plan is subject to the terms set forth in the accompanying prospectus. You may terminate participation in the Plan at any time by contacting Computershare.

Do not return this form unless you intend to participate in the Plan since this form authorizes Computershare to enroll your account in the Plan. If this form is signed but no box is checked, you will be enrolled in the Plan under the Full Dividend Reinvestment option.